Guggenheim Capital, LLC 227 West Monroe Street Chicago, Illinois 60606

June 2, 2020

Division of Investment Management
U.S. Securities and Exchange Commission
Washington, DC 20549

To whom it may concern:

Please accept this letter as notification that on May 15, 2020, Guggenheim Capital, LLC (CIK: 0001283072) timely filed via EDGAR its quarterly Form 13F Holdings Report for Q1 2020, but inadvertently submitted the filing as a form type 13F-NT.  The filing was accepted with the SEC Accession No. 0001283072-20-000006 and under the File Number 028-12836. The filing was intended to be submitted as a form type 13F-HR.

In an effort to promptly resolve this issue, we reached out to the SEC’s Division of Investment Management (“DIM”) filer support desk on May 15, 2020.  On May 20, 2020 we spoke with Kim Murray from the DIM who provided us with instruction on resolving this issue on June 1, 2020.  Based on Ms. Murray’s guidance, we are submitting this letter to explain the issue and confirm that we requested to DIM that the Guggenheim Capital, LLC Form 13F Holdings Report for Q1 2020, with the SEC Accession No. 0001283072-20-000006 and File Number 028-12836, which was inadvertently submitted as a form type 13F-NT, be removed.  We understand that the aforementioned filing has been removed and we subsequently resubmitted the filing as a correct form type 13F-HR in EDGAR.

Sincerely,

/s/ Robert A. Saperstein
Robert A. Saperstein
Authorized Signatory